Spectrum Brands, Inc. 601 Rayovac Drive Madison WI 53711-2497 P.O. Box 44960 Madison WI 53744-4960 (608) 275-3340

February 15, 2012

Mr. Kevin L. Vaughn Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

RE:
Spectrum Brands Holdings, Inc.
Form 10-K for the fiscal year ended September 30, 2011
Filed December 8, 2011
File No. 001-34757

Spectrum Brands, Inc.
Form 10-K for the fiscal year ended September 30, 2011
Filed December 8, 2011
File No. 001-13615

Dear Mr. Vaughn:

Set forth below are the responses of Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc. (together, the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated February 1, 2012 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Please note that where the Company indicates that it will revise future filings, the Company has made such revisions in the Quarterly Reports on Form 10-Q filed by Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc. on February 3, 2012 for the period ended January 1, 2012, to the extent applicable to those filings.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 15, 2012

Spectrum Brands Holdings, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Liquidity and Capital Resources, page 68

1. We note from Note 9 to the financial statements the amount of pre-tax foreign income and your historical policy of permanently investing the earnings of your foreign subsidiaries. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States under this policy.

Response

In response to the Staff’s comment, the Company will revise future filings to disclose the cash and investment amounts held by the Company’s foreign subsidiaries that would not be available for use in the United States (“U.S.”) under the Company’s historical policy of permanently investing the earnings of its foreign subsidiaries to the extent such amounts could be considered material to understanding the Company’s liquidity and capital resources.

2. Further to the above, we note your disclosure that in light of your plans to voluntarily pay down U.S. debt, you do not intend to treat future earnings of your non-U.S. subsidiaries as permanently reinvested. Please revise future filings to discuss the impact of this change in policy on your financial statements. Provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Response

In response to the Staff’s comment, the Company will revise future filings to include a discussion of its policy not to treat future earnings of its non-U.S. subsidiaries as permanently reinvested. This discussion will include any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business, as discussed in Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Contractual Obligations and Other Commercial Commitments, page 74

3. We note your disclosure here that the contractual obligations table “excludes other items [you] have reflected on [your] Consolidated Statements of Financial Position included in this Annual Report on Form 10-K, such as pension obligations.” Please address the following:

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 15, 2012

•
Explain to us how your exclusion of pension obligations from the contractual obligations table complies with Item 303(A)(5) of Regulation S-K. In this regard, to the extent that the exclusion is due to an inability to estimate the timing of payments, please revise future filings to include a footnote to the contractual obligations table that discloses the total pension obligations and discloses the reasons why you have excluded it from the table.

•
Your statement appears to suggest there may be other obligations you have excluded as well. If so, and to the extent you do not already include disclosure of the reasons for excluding such items, please revise future filings to discuss the nature of the other obligations that you have excluded from the table and your basis for excluding such items. Provide us with a sample of any proposed revised disclosure.

Response

The Company did not include its pension obligations as the obligations are an estimate based on actuarial studies. In future filings, the Company will present the estimated pension obligations within the contractual obligations table and footnote that the timing of such payments reflects the sum of estimated future minimum required funding for the Company’s qualified defined benefit plans based on actuarially determined estimates and projected future benefit payments from the Company’s unfunded postretirement plans.

The Company will eliminate the statement “The table excludes other obligations we have reflected on our Consolidated Statements of Financial Position included in this Annual Report on Form 10-K, such as pension obligations” in future filings. The Company will also include expected interest payments related to its long-term debt within the contractual obligations table.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 15, 2012

Below is the proposed revised disclosure as if presented in Spectrum Brands Holdings, Inc. Annual Report on Form 10-K, as of September 30, 2011:

Contractual Obligations & Other Commercial Commitments

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2011 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in millions):

	Contractual Obligations
	Payments due by Fiscal Year
Debt:	2012	2013	2014	2015	2016	Thereafter	Total
Debt, excluding capital lease obligations(1)	$14	$12	$7	$7	$505	$995	$1,540
Interest payments on debt, excluding capital lease obligations(1)	128	128	127	127	119	207	836
Capital lease obligations(2)	4	4	3	2	2	23	38
Employee benefit obligations(3)	7	8	8	8	9	52	92

	153	152	145	144	635	1,277	2,506
Operating lease obligations	31	24	18	12	11	28	124

Total Contractual Obligations(4)	$184	$176	$163	$156	$646	$1,305	$2,630

(1)
On November 2, 2011, we offered $200 million aggregate principal amount of 9.5% Notes as additional notes to the already outstanding $750 million aggregative principal amount of existing notes. The additional notes will vote together with the 9.5% Notes. The contractual obligations table does not reflect the $200 million aggregate principal amount of additional 9.5% Notes issued in November 2011. For more information concerning our debt, see Note 6, Debt, of Notes to Consolidated Financial Statements, included in this Annual Report on Form 10-K.

(2)	Capital lease payments due by fiscal year include executory costs and imputed interest not reflected in the Consolidated Statements of Financial Position included in this Annual Report on Form 10-K.
(3)
Employee benefit obligations represent the sum of our estimated future minimum required funding for our qualified defined benefit plans based on actuarially determined estimates and projected future benefit payments from our unfunded postretirement plans. For additional information about our employee benefit obligations, see Note 10, Employee Benefit Plans, of Notes to Consolidated Financial Statements, included in this Annual Report on Form 10-K.

(4)
At September 30, 2011, our balance sheet includes tax reserves for uncertain tax positions. However, it is not possible to predict or estimate the timing of payments for these obligations. The Company cannot predict the ultimate outcome of income tax audits currently in progress for certain of our companies; however, it is reasonably possible that during the next 12 months some portion of our unrecognized tax benefits could be recognized.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 15, 2012

Other Commercial Commitments

The following table summarizes our other commercial commitments as of September 30, 2011, consisting entirely of standby letters of credit that back the performance of certain of our entities under various credit facilities, insurance policies and lease arrangements (in millions):

	Other Commercial Commitments
	Amount of Commitment Expiration by Fiscal Year
	2012	2013	2014	2015	2016	Thereafter	Total
Letters of credit	$28	$7	$—	$—	$—	$3	$38

Total Other Commercial Commitments	$28	$7	$—	$—	$—	$3	$38

Note 6 – Debt, page 107

4. Please reconcile the amounts presented here for “Other notes and obligations” of $19,333 with the amount presented in Note 6 in the consolidated financial statements of your wholly owned subsidiary, Spectrum Brands, Inc. ($44,333). Explain to us the nature of any debt held by your subsidiary that you eliminate in consolidation.

Response

In response to the Staff’s comment, the difference between the $19,333 presented in the debt table as “Other notes and obligations” of Spectrum Brands Holdings, Inc. and the $43,333 presented as “Other notes and obligations” of Spectrum Brands, Inc. relates to a short term loan from Spectrum Brands Holdings, Inc. to Spectrum Brands, Inc. in the amount of $25,000, which was eliminated in the consolidated financial statements of Spectrum Brands Holdings, Inc. This $25,000 short term demand loan, which carried interest of 3-Month LIBOR plus 3-percent, was repaid during the three month period ended January 1, 2012. (Note: amounts are presented in thousands.) In future filings, the Company will separately present borrowings between related entities in the filings of both Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc.

Note 11 – Segment Information, page 128

5. We note your disclosure of net sales by geographic segment. If net sales from external customers attributed to any individual foreign country are material, please revise future filings to disclose those revenues separately. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Response

In response to the Staff’s comment, in future filings the Company will separately disclose net sales from external customers in individual foreign countries to the extent they are material in accordance with FASB Accounting Standards Codification (“ASC”) 280-10-50-41(a).

We advise the Staff that other than the U.S., no individual country had material net sales to external customers during any of the periods covered by either the Spectrum

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 15, 2012

Brands Holdings, Inc. or Spectrum Brands, Inc. Form 10-K for the fiscal year ended September 30, 2011.

6. We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose tangible long-lived assets by geographic area, or otherwise explain how your current presentation complies with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Response

In response to the Staff’s comment, the Company determined its tangible long-lived assets, which include its property, plant and equipment, net, by geographic area does not constitute a material disclosure as consolidated property, plant and equipment, net, represented only 5.7% and 8.0% of the Company’s consolidated total assets and consolidated total long-lived assets, respectively, at September 30, 2011. Therefore, the Company discloses its material long-lived assets by individual foreign country inclusive of goodwill and intangible assets.

7. Further to the above, if long-lived assets in an individual foreign country are material, please revise future filings to separately disclose those assets. Refer to paragraph 280-10-50-41(b) of the FASB Accounting Standards Codification.

Response

In response to the Staff’s comment, the Company will separately disclose long-lived assets of foreign countries to the extent they are material in accordance with ASC 280-10-50-41(b).

We advise the Staff that other than the U.S., no individual country had material long-lived assets during any of the periods covered by either the Spectrum Brands Holdings, Inc. or Spectrum Brands, Inc. Form 10-K for the fiscal year ended September 30, 2011.

Note 19 – Quarterly Results (unaudited), page 146

8. Please revise future filings to provide the disclosures required by Item 302(A)(3) of Regulation S-K.

Response

In response to the Staff’s comment, the Company will revise future filings to provide the disclosures required by Item 302(A)(3).

Form 8-K dated November 16, 2011

Exhibit 99.1

9. We note the first two pages of your earnings press release, including the sub-headlines, make numerous references to non-GAAP financial measures, including

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 15, 2012

adjusted EBITDA and free cash flow. We further note that you have not presented any corresponding GAAP information in these first two pages of your earnings release. Please note that Item 10(e) of Regulation S-K prohibits placing undue prominence on non-GAAP information. Please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence than the non-GAAP financial measure.

Response

In response to the Staff’s comment, in accordance with Item 10(e) of Regulation S-K, the Company will revise future earnings releases to present the most directly comparable GAAP measure with equal or greater prominence than the non-GAAP financial measure.

Spectrum Brands, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

10. Please revise future filings for Spectrum Brands, Inc. as appropriate to address the comments above.

Response

In response to the Staff’s comment, the Company will revise all future filings of Spectrum Brands, Inc., as appropriate, to address the comments above.

As also requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 15, 2012

Please feel free to contact Anthony L. Genito, Chief Financial Officer, at (608) 275-4876 or Nathan E. Fagre, General Counsel & Secretary; at (608) 275-4880 should you have any further questions regarding this matter.

Sincerely,

SPECTRUM BRANDS HOLDINGS, INC.
SPECTRUM BRANDS, INC.

By:	/s/ Anthony L. Genito
Name: Anthony L. Genito
Title: Chief Financial Officer